  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	March 31, 2022

Eldorado Gold Files Technical Reports for Skouries and Lamaque

VANCOUVER, BC – Eldorado Gold Corporation ("Eldorado" or the "Company") today filed two separate technical reports for its Skouries and Lamaque projects (the “Technical Reports”). Further to the Company’s news releases dated December 15, 2021 (Eldorado Gold Announces Results of Skouries Project Feasibility Study; After-Tax NPV of US$1.3 Billion and IRR of 19%) and February 24, 2022 (Eldorado Gold Announces New Lamaque Technical Study Highlighting Significant Increased Economic Upside), these Technical Reports have been prepared pursuant to Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), and may be found on the Company’s website (www.eldoradogold.com) or under the Company's SEDAR profile (www.sedar.com).

Technical Report for the Skouries Project, Greece (the “Skouries Technical Report”) The Skouries Technical Report with an effective date of January 22, 2022, was prepared by the following Qualified Persons as defined by NI 43-101: Simon Hille, FAusIMM., John Battista, MAusIMM., Colm Keogh, P.Eng., and Sean McKinley, P.Geo.

Technical Report for the Lamaque Project, Quebec, Canada (the “Lamaque Technical Report”) The Lamaque Technical Report with an effective date of December 31, 2021, was prepared by the following Qualified Persons as defined by NI 43-101: Simon Hille, FAusIMM., Jacques Simoneau, géo (OGQ No. 737), Peter Lind, Eng. (OIQ No. 133650), P.Eng., Ertan Uludag, P.Geo, Jessy Thelland, géo (OGQ No. 758), Mickey Murphy, P.Eng., Stantec Consulting, and Mr. Mehdi Bouanani, Eng. (OIQ No. 5000741).

For further information regarding the results of the Technical Reports, please refer to the Company’s material change report filed under the Company's SEDAR profile (www.sedar.com).

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece and Romania. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lisa Wilkinson, VP, Investor Relations
604.757 2237 or 1.888.353.8166
lisa.wilkinson@eldoradogold.com

Media

Louise McMahon, Director Communications & Public Affairs
604.757 5573 or 1.888.353.8166
louise.mcmahon@eldoradogold.com